SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                            Telephone: (303) 292-3883
                            Facsimile: (303) 296-8880



                                 August 7, 2003


VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Form AW--withdrawal of Registration Statement for
          Bonso Electronics International Inc. File No. 333-32524


Ladies and Gentlemen:

     Pursuant to conversations with the SEC, we are requesting the immediate withdrawal of Post-Effective Amendment No. 1 to Form F-2, File No. 333-32524 filed by Bonso Electronics International Inc. ("Bonso"), on November 13, 2000. Please be advised that there has been no distribution of this registration statement, or the related Prospectus.

     I note that I am duly authorized to file this Form AW, as the Assistant Secretary of Bonso, a member of the Board of Directors of Bonso, and the authorized agent for Bonso in the U.S. I appreciate your assistance, and if you have any questions, please do not hesitate to contact me.

                                        Sincerely,


                                        /s/ Henry F. Schlueter
                                        ----------------------
                                        Henry F. Schlueter, Assistant Secretary,
                                        Authorized Agent and Member of the Board
                                        of Directors of Bonso Electronics
                                        International Inc.
HFS/

cc:  Bonso Electronics International Inc.